						Exhibit 99(c)

Entergy Louisiana Holdings, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	Twelve Months Ended
	December 31,						March 31,

	2000	2001	2002	2003	2004	2005	2006

Fixed charges, as defined:
Total Interest	$111,743	$116,076	$100,667	$76,756	$74,141	$85,418	$86,646
Interest applicable to rentals	6,458	7,951	6,496	6,359	5,595	4,585	4,767

Total fixed charges, as defined	118,201	124,027	$107,163	$83,115	$79,736	$90,003	$91,413

Preferred dividends, as defined (a)	16,102	12,374	10,647	$11,189	$10,899	$11,789	$16,845

Combined fixed charges and preferred dividends, as defined	$134,303	$136,401	$117,810	$94,304	$90,635	$101,792	$108,258

Earnings as defined:

Net Income	$162,679	$132,550	$144,709	$146,154	$127,495	$128,082	$139,575
Add:
Provision for income taxes:
Total Taxes	112,645	86,287	84,765	97,408	79,475	96,819	111,942
Fixed charges as above	118,201	124,027	107,163	83,115	79,736	90,003	91,413

Total earnings, as defined	$393,525	$342,864	$336,637	$326,677	$286,706	$314,904	$342,930

Ratio of earnings to fixed charges, as defined	3.33	2.76	3.14	3.93	3.60	3.50	3.75

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.93	2.51	2.86	3.46	3.16	3.09	3.17

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.